10015 Ivrea (TO)
Via Jervis, 77
Tel. 0125 5200
Telex 210030 OLIVR I
Fax 0125 522524

02015519

Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549.
U.S.A.

SUPPL

olivetti

Ivrea, February 25, 2002

Re: Olivetti S.p.A.--File No. 82-5181

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Dear Sirs:

Please find enclosed the following documents furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Various press releases issued by the Company from December 27, 2002 (i.e. December 27, 2001, two different press releases and February 14, 2002).

The above mentioned document indicates the file number in the upper right hand corner of the page.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. +39-0125-523916) or myself (Enrico Grigliatti, tel. +39-0125-526441).

Respectfully submitted,

Olivetti S.p.A.
Corporate Secretary

(Enrico Grigliatti)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2002 WASH. D.C. 354

(Enclosures)

NEWS FOR THE PRESS

OLIVETTI: TELECOM ITALIA STRATEGIC PLAN PRESENTED TO OLIVETTI BOARD OF DIRECTORS

PRELIMINARY FIGURES AS AT 31 DECEMBER 2001: SIGNIFICANT DECREASE IN DEBT

Milan, 14 February 2002

The Olivetti Board of Directors Meeting, chaired yesterday by Avv. Antonio Tesone, acknowledged the main elements of the Telecom Italia Group's Strategic Plan for 2002-2004, which will today be presented to the financial community and press.

*****

The Board of Directors also examined the preliminary unaudited figures for Olivetti S.p.A. and the Olivetti Group, for the year ended 31 December 2001.

Based on the information available, the Group expects to report **consolidated revenues** of Euro **32 billion**, arising mainly from the Telecom Italia Group, an increase of **12.8%** over the previous year on the same basis.

Consolidated Ebit, before non-recurring items, amounted to Euro **5.2 billion**, an increase of **4.6%** over the previous year on the same basis, after taking into account Euro 1.3 billion of amortisation of goodwill arising from the acquisition of Telecom Italia.

Preliminary figures for 2001 also indicate that **consolidated net financial indebtedness** for the Olivetti Group was Euro **38.2 billion**, a **decrease** of Euro **4.1** billion compared to 30 September 2001 (Euro 42.3 billion).

The **net financial indebtedness** of Olivetti S.p.A. as at 31 December 2001 amounted to Euro **16.3 billion**, a **decrease** of Euro **1.2** billion compared to Euro 17.5 billion as at 30 September 2001. This reduction was mainly due to the result of net proceeds of Euro 1.4 billion from the share capital increase completed in November (the operation also involved the issue of convertible bonds for Euro 2.4 billion).

The final figures for Olivetti S.p.A. and the consolidated figures for the Olivetti Group as at 31 December 2001 will be submitted to the approval of the Olivetti Board of Directors Meeting on 26 March 2002.

olivetti
Direzione Comunicazioni - Communication Division
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220 - Telex 210030

- Olivetti also announced the schedule for the main corporate events and the announcements of the economic and financial data for 2002 (in the case of any variation in the scheduled dates, prompt notice will be given).

Main corporate events for Olivetti S.p.A. in 2002

scheduled dates	event	subject	business and financial announcements
26 March 2002	Meeting of Board of Directors	Approval of the draft financial statements as at 31.12.2001 and the 2001 Annual Report	*The quarterly report for October-December 2001 will not be published as the draft financial statements and the Annual Report will be published by 31 March 2002, pursuant to art. 82 par 2, sub. b) of Consob Resolution no. 11971/99*
8 May 2002	Meeting of Board of Directors Annual General Meeting	Approval of the quarterly report as at 31.3.2002 Approval of the financial statements as at 31.12.2001	
5 September 2002	Meeting of Board of Directors	Approval of the half-year report as at 30.6.2002	*The quarterly report for April-June 2002 will not be published as the half-year report as at 30.6.2002 will be published by 13 September 2002, pursuant to art. 82 par 2, sub. a) of Consob Resolution no. 11971/99*
7 November 2002	Meeting of Board of Directors	Approval of the quarterly report as at 30.9.2002	

NEWS FOR THE PRESS

OLIVETTI CANCELS BONDS FOR 2,650 MILLION EUROS

Ivrea, 27 December 2001

Olivetti said that as part of the on-going programme to optimise its sources of finance, it had begun proceedings to cancel notes previously re-purchased from the market in respect of the following bonds:

- "Olivetti Finance NV 1999-2004 floating rate" for a nominal value of **2,150 million** euros;
- "Olivetti Finance NV 1% 2000-2005" convertible into Telecom Italia ordinary shares for a nominal value of **500 million** euros.

The **cancellation** will take effect on 31 December 2001.

As from that date, therefore, the nominal value of the above bonds will be reduced as follows:

- "Olivetti Finance NV 1999-2004 floating rate" from 7,300 million euros to **5,150** million euros;
- "Olivetti Finance NV 1% 2000-2005" from 2,500 million euros to **2,000** million euros.

olivetti
Direzione Comunicazioni - Communication Division
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220 - Telex 210030

NEWS FOR THE PRESS

OLIVETTI ACCEPTS THE PUBLIC TENDER OFFER FOR LOTTOMATICA

The company will make its 15.6% stake available at 6.55 euros per share

Ivrea, 27 December 2001

Olivetti announced its decision to take up the public tender offer made by Tyche S.p.A. (De Agostini Group) for 100% of Lottomatica S.p.A. shares, at the new offer price of **6.55 euros** per share. The price was raised following renewal of the offer.

On the basis of agreements made with Tyche, Olivetti will tender its equity stakes in Lottomatica S.p.A., equivalent overall to 27,451,550 shares, or **15.6%** of the company's share capital (14.04% of which is held directly by Olivetti S.p.A. and 1.56% by the subsidiary company Olivetti International S.A.).

Also including the Finsiel S.p.A. **18.3%** equity investment in Lottomatica, which will be tendered subject to approval at the next meeting of the company Board of Directors, the **overall proceeds** for the Olivetti-Telecom Italia Group would amount to **approximately 390 million** euros with a **capital gain of approximately 370 million** euros.

olivetti
Direzione Comunicazioni - Communication Division
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220 - Telex 210030